UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
May 23, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date May 23, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies pulp mill equipment for Celbi in Portugal
(Helsinki, Finland, May 23, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply Celulose Beira Industrial (Celbi) S.A. with a new recovery boiler, a new evaporation plant and a cooking plant modernization to Celbi’s Figueira da Foz pulp mill in Portugal. Start-up is scheduled for the first quarter of 2009. The total value of the order is approximately EUR 130 million.
The new recovery boiler and the new 7-effect evaporation plant, which will be delivered by Metso Paper’s Power business line, are rated at 2,400 tons of dry solids per day and 590 tons of evaporated water per hour. Metso Paper’s Fiber business line will deliver a capacity upgrade and modernization of the existing cooking and brown stock washing plant.
The equipment is part of Celbi’s pulp mill expansion project to increase the pulp production capacity from 305,000 to 550,000 tons per year.
Celbi Pulp Mill, part of the Altri Group, produces high quality short-fiber eucalyptus pulp. Celbi’s pulp is suitable for the production of printing, writing and specialty papers, and tissue. The mill obtains half of its fiber raw material from its own plantations.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kai Mäenpää, Vice President, Capital projects, Metso Power, tel. +358 40 556 5666
Gunnar Gullbrand, General Manager, Metso Fiber Karlstad AB, Metso Paper,
tel. +46 54 194600
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.